

February 11, 2011

Mr. C.E. Rick Strattan
Chief Executive Officer
CTD Holdings, Inc.
27317 N.W. 78th Avenue
High Springs, FL 32643

> **RE: CTD Holdings, Inc.**
> **Form 10-K/A for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q/A for the Fiscal Quarters ended March 31, 2010 and**
> **September 30, 2010 and Form 10-Q for the Fiscal Quarter ended June**
> **30, 2010**
> **File No. 0-25466**

Dear Mr. Strattan:

We have reviewed your response letter dated February 2, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Business, page 1</u>

1. We note your disclosure on pages 3 and 4 regarding the pulse drying facility. Your disclosure on page 3 says that you are planning on building such a facility, while the disclosure on page 4 implies that you have already started construction of the facility. Further, your disclosure on page 10 under "Liquidity and Capital Resources" states that you expect this project to be completed by year-end 2010. With a view toward future disclosure, please advise us supplementally as to the status of such facility, including when you expect the facility to be complete and operational.

2. We note that in your response to comment 2 in our letter dated December 13, 2010, you state that Cyclo has been designated as an orphan drug by the FDA. However, your disclosure on page 2 suggests that the application with the FDA for Cyclo's designation as an orphan drug is pending. Please reconcile this discrepancy in your future filings.

3. We note the disclosure in the third paragraph under "Our Cyclodextrin (CD) Products" on page 2. We have the following comments:

    - With a view toward future disclosure, please advise us as to the availability of CDs in the commercial market.

    - Please advise us as to the percentage of your supplies that you purchase from Wacker Biosolutions, Mitsubishi Chemical Corporation, and Cyclodextrin Research & Development Laboratory.

    - Please advise us as to whether you have entered into any agreements with your suppliers, including the three identified in this section, and, if so, your consideration as to filing the agreements as exhibits to the Form 10-K.

4. We note the agreements filed as exhibits 10.4, 10.5 and 10.6 to the Form 10-K. With a view toward future disclosure, please provide us with a materially complete description of these agreements and how they relate to your business.

Research and Development, page 5

5. We note your response to comment 4 in our letter dated December 13, 2010, and in particular your statement that you have not conducted research and development for your company. However, it appears from disclosure elsewhere in the filing that you conduct research and development on behalf or jointly with customers. With a view toward future disclosure, please describe a materially complete description of your research and development activities with customers or other third parties, including costs and whether you are liable for these costs.

Competition, page 5

6. We note the disclosure that you have established a "strong business relationship with one of the experts in this field - Cyclodextrin Research & Development Laboratory." With a view toward future disclosure, please provide us with a materially complete description of this relationship.

Management's Discussion and Analysis or Plan of Operations, page 9

2009 Compared to 2008, page 11

7. We note your revisions in response to comment 22 in our letter dated December
    13, 2010. In future filings, please clarify how the timing and product mix of sales
    affected your cost of sales and margins. For example, we note your statement that
    your cost of products sold as a percentage of sales decreased in 2009 as compared
    to 2008, primarily due to the increase in sales of Trappsol HPB. However, it is
    unclear why the increase in Trappsol HPB sales resulted in such decrease.

8. We note that Aquaplex accounts for approximately 30% of your revenue. Given
    its significance, please expand your year-over-year discussion in future filings to
    include a discussion and analysis of the impact of Aquaplex on your financial
    results.

Controls and Procedures, page 31

Evaluation of Disclosure Controls and Procedures, page 31

9. We note your disclosure that "controls and procedures, no matter how well
    designed and operated, can only provide reasonable assurance of achieving their
    objectives . . ." Please confirm to us whether your principal executive officer and
    principal financial officer concluded that your disclosure controls and procedures
    were effective at the reasonable assurance level. Please also comply with this
    comment in future filings.

Section 16(a) Beneficial Ownership Reporting Compliance, page 34

10. We note your revisions in response to comment 34 in our letter dated December
    13, 2010. In future filings, please include all information required by Item 405 of
    Regulation S-K, including, for each person, the number of late reports, the
    number of transactions that were not reported on a timely basis, and any known
    failure to file a required Form. Further, please advise us supplementally as to
    when Mr. Fails and Mr. Weltman will file their Forms 3 and Forms 4.

Summary Compensation Table, page 35

11. We note your revisions in response to comment 36 in our letter dated December
    13, 2010. In particular, we note your statement that other than the restrictions
    imposed by securities laws, there are no conditions or restrictions relating to the
    restricted stock, and the restricted stock was fully vested upon grant. Given this

statement, please advise us as to how this stock is considered "restricted stock" as opposed to an award of stock.

Exhibits

12. We note your response to comment 42 in our letter dated December 13, 2010. However, it appears that you continue to include exhibits that may no longer be material contracts pursuant to Item 601(b)(10) of Regulation S-K. For example, exhibits 10.7, 10.8 and 10.9, all of which were filed with your Form 10-KSB filed on March 30, 2000, each expired in 2001. In addition, it appears that many of the other exhibits reference agreements that were in force 10 to 15 years ago, such as the agreements filed as exhibits 10.3, 10.4 and 10.5. These are just examples. Please note, Item 601(b)(10) of Regulation S-K requires that you file material contracts that are to be performed in whole or in part at or after the filing of the report, or that were entered into not more than two years before such filing. In future filings, please consider revising your exhibits accordingly.

*   *   *   *

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief